   As filed with the Securities and Exchange Commission on February 17, 1999
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)



                             Beazer Homes USA, Inc.
                                (Name of Issuer)

                             Beazer Homes USA, Inc.
                      (Name of Person(s) Filing Statement)

          Series A Cumulative Convertible Exchangeable Preferred Stock
                         (Title of Class of Securities)

                                     07556Q
                      (CUSIP Number of Class of Securities)


                                 Ian J. McCarthy
                      President and Chief Executive Officer
                             Beazer Homes USA, Inc.
                          5775 Peachtree Dunwoody Road
                                   Suite B-200
                             Atlanta, Georgia 30342
                                 (404) 250-3420

 (Name, Address and Telephone Number of Persons Authorized to Receive Notice and
             Communications on Behalf of Person(s) Filing Statement)

                                    Copy to:
                           William F. Schwitter, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 318-6000

                               February 17, 1999
      (Date Tender Offer First Published, Sent or Given to Securityholders)


                              --------------------


Calculation of Filing Fee:
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           Transaction Valuation*                   Amount of Filing Fee
--------------------------------------------------------------------------------

               $45,462,525                                $9,093
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[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         Amount previously paid:   N/A     Filing party:   N/A
         Form or registration No.: N/A     Date filed:     N/A
--------------------------------------------------------------------------------
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*  Determined on the basis of (i) the maximum number of shares of Series A
   Cumulative Convertible Exchangeable Preferred Stock to be converted by holders (1,534,600) and (ii) the closing price of such Series A Cumulative Convertible Exchangeable Preferred Stock on the New York Stock Exchange on February 16, 1999 ($29.625 per share)

Item 1. Security and Issuer.

     (a) The name of the issuer is Beazer Homes USA, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 5775 Peachtree Dunwoody Road, Suite B-200, Atlanta, Georgia 30342 (telephone number
(404) 250-3420).


     (b) This schedule relates to the Company's offer made on February 17, 1999 to the holders of the currently outstanding 1,534,600 shares of its Series
A Cumulative Convertible Exchangeable Preferred Stock, $.01 par value (the "Preferred Stock"), pursuant to a Notice to the holders of Preferred Stock (the "Notice to Stockholders") and a Letter of Transmittal (the "Letter of Transmittal"), copies of which are attached hereto as Exhibit 9(a)(1) and 9(a)(2). The information set forth under "Alternatives Available to Holders of the Preferred Stock", "Purpose of the Conversion Enhancement" and "Interests of Certain Persons in the Transaction" in the Notice to Stockholders is incorporated herein by reference.


     (c) The Preferred Stock and the Company's Common Stock are listed for trading on the New York Stock Exchange. The information set forth under "Price Range of the Common Stock and Preferred Stock" in the Notice to Stockholders is incorporated herein by reference.

     (d) Not applicable.

Item 2. Source and Amount of Funds or Other Consideration.

     (a) The information set forth under "Sources of Financing for the Conversion Enhancement" in the Notice to Stockholders is incorporated herein by reference.

     (b) Not applicable.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.


     (a)-(g) The information set forth under "The Company", "Sources of Financing for the Conversion Enhancement", "Purpose of the Conversion Enhancement" and "Description of the Common Stock" in the Notice to Stockholders is incorporated herein by reference.

     (h) In the event all or a significant number of shares of Preferred Stock are converted into Common Stock, the Preferred Stock could become ineligible to be listed on the New York Stock Exchange (the "NYSE") and, in such event, will be delisted from the NYSE.

     (i) In the event a sufficient number of holders of Preferred Stock convert their shares into Common Stock so that the Preferred Stock would no longer be eligible to be listed on the NYSE, the Preferred Stock would no longer be required to be registered under Section 12 of the Securities Exchange Act of 1934.

     (j) Not applicable.

Item 4. Interest in Securities of the Issuer.

On February 12, 1999 holders of 465,400 shares of Preferred Stock converted such shares into 610,761 shares of Common Stock. Such holders received $.75 per share as an enhancement for such conversion, plus a $.50 per share fee for converting prior to the record date for the $.50 per share
Preferred Stock dividend payable on March 1, 1999. Such conversions were made pursuant to separately negotiated agreements between the holders of such Preferred Stock and the Company.

Item 5. Contracts, Arrangements, Understandings or Relationships With Respect to the Issuer's Securities.

None.

Item 6. Persons Retained, Employed or to be Compensated.

None.

Item 7. Financial Information.

     (a) (1) The consolidated financial statements of the Company and its subsidiaries (and the notes thereto) set forth on pages 18-43, inclusive, of the Company's 1998 Annual Report we incorporated herein by reference; and (2) the unaudited balance sheets and comparative year-to-date income statements and statements of cash flows and related earnings per share amounts set forth on pages 3-5, inclusive, of the Company's quarterly report on Form 10-Q for the quarter ended December 31, 1998 are incorporated herein by reference, and
(3) the unaudited pro forma condensed combined financial statements to reflect the Company's acquisition of certain net assets of Trafalgar House Property, Inc. on December 4, 1998 set forth on the Company's current report on Form 8-K/A dated December 4, 1998 are incorporated herein by reference.

     (b) Not applicable.

Item 8. Additional Information.

     (a)-(d) Not applicable.

     (e) Additional information is contained in the Notice to Stockholders and the Letter of Transmittal, which are attached hereto as Exhibit 9(a)(1) and 9(a)(2), respectively, and are incorporated herein by reference.

Item 9. Material to be Filed as Exhibits.

     (a)(1) Notice to Holders of Preferred Stock dated February 17, 1999.

     (a)(2) Form of Letter of Transmittal dated February 17, 1999.

     (a)(3) Press Release dated February 17, 1999.

     (b)    Not applicable.

     (c)    Not applicable.

     (d)    Not applicable.

     (e)    Not applicable.

     (f)    Not applicable.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 17, 1999                 BEAZER HOMES USA, INC.

                                           /s/ Ian J. McCarthy
                                          ---------------------------
                                          Ian J. McCarthy
                                          President and Chief Executive Officer

                                  EXHIBIT INDEX


  Exhibit
  Number                       Description
  ------                       -----------

7(a)(1)             The Company's 1998 Annual Report to stockholders.
                    Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended September 30, 1998.

7(a)(2) The Company's quarterly report on Form 10-Q for the quarter ended December 31, 1998.

7(a)(3) The Company's current report on Form 8-K/A for an event dated December 4, 1998.

9(a)(1)             Notice to Holders of Preferred Stock dated February 17,
                    1999.

9(a)(2)             Form of Letter of Transmittal dated February 17, 1999

9(a)(3)             Press Release dated February 17, 1999
